Filed by Centricus Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Centricus Acquisition Corp.

Commission File No. 001-39993

Major European investor in Arqit sees ‘exciting momentum’ in new Cyber Encryption Technology

May 12, 2021

Monaco’s Heritage Group has today confirmed a major strategic investment in Arqit Limited, the British-based, UK Government funded quantum encryption business.  Heritage Group (“Heritage”) is an industrial investor with particular strength in commercial and technology businesses.  It was also a co-founder in Centricus Acquisition Corp. (“Centricus”), which has announced its intention to combine with Arqit with a pro forma enterprise value of up to $1.4 billion.  Heritage, which is managed by Manfredi Lefebvre, has also made a significant investment in the PIPE transaction that forms part of Arqit’s agreement with Centricus Acquisition Corp., joining other industrial investors such as Virgin Orbit and Sumitomo Corporation of Japan.

Heritage chairman Manfredi Lefebvre said: ‘Our investment in Centricus led to the Arqit opportunity and I am convinced this is a business with global importance and enormous potential.  In fact we followed on with a further very significant investment of our own and we look forward to bringing Arqit’s technology and knowhow to a host of partners in our region.  The momentum and opportunities here are truly exciting.’

Arqit Founder and Chairman David Williams: ‘The funds we are raising via Heritage, Centricus and other marquee investors will give us the ability to ramp up at speed and globally, to grow our business. With a new product launch in June and partnership agreements being signed – with the likes of BT, Northrop Grumman and Sumitomo – almost daily, Heritage has given us a platform for turbo-charged performance and growth and we look forward to benefitting from their long standing and deep relationships with relevant target customers around Europe and especially in Italy.’

Heritage Group is a diversified multi-billion dollar investor which has recently taken large ownership positions in businesses such as: Bucksense, Trained Theraputix Discovery and Vdyne.

Heritage’s most noted investment was Silversea Cruises, the family company founded by Manfredi’s Lefebvre’s father in 1994, transforming it into the most successful luxury cruise line in the world, with a majority stake sold to Royal Caribbean in summer 2018 at an enterprise value of over $2 billion. More recent travel industry investments have included luxury travel company Abercrombie and Kent, as well as Cox & Kings, a long-established global travel business.

Heritage recently has made further investments in technology, medical and luxury goods.

About Arqit

Arqit has invented a unique quantum encryption technology which makes the communications links of any networked device secure against current and future forms of hacking – even an attack from a quantum computer. Arqit’s product, called QuantumCloud™ creates unbreakable software encryption keys which are easy and efficient to use remotely with no hardware or disruption to software required. The software has universal application to every edge device and cloud machine in the world. Headquartered in the United Kingdom with subsidiaries in the United States, Arqit was founded in 2017 by UK satellite industry veteran David Williams.

About Heritage

With roots in the early 1990s, Heritage is the industrial holding managed by Manfredi Lefebvre d’Ovidio and owned by the family trust. Heritage is a leading private equity group in the travel and tourism sector as well as industries such as medical technology and luxury consumer. Heritage is a long-term oriented shareholder, who is willing to commit significant resources to support its transactions.

Additional Information

This communication is being made in respect of the proposed transaction involving Arqit Limited (“Arqit”), Centricus Acquisition Corp. (“Centricus”) and Arqit Quantum Inc. (“Pubco”), a newly formed Cayman holding company. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Pubco will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Centricus in connection with Centricus’ solicitation of proxies for the vote by Centricus’ shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Pubco and Centricus also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to all holders of Centricus’ Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Arqit and Centricus will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Arqit’s website at www.arqit.uk, or by directing a request to: Centricus Acquisition Corp., PO Box 309, Ugland House, Grand Cayman, KY1- 1104, Cayman Islands.

Participants in the Solicitations

Arqit, Centricus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Centricus’ shareholders in connection with the proposed transaction. Information about Centricus’ directors and executive officers and their ownership of Centricus’ securities will be set forth in the proxy statement/prospectus when available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Arqit’s and Centricus’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s and Centricus’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit and Centricus to predict these events or how they may affect Arqit and Centricus. Except as required by law, neither Arqit and Centricus has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s and Centricus’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Centricus’ securities, (ii) the risk that the business combination may not be completed by Centricus’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Centricus, (iii) the failure to satisfy the conditions to the consummation of the business combination, including the approval of the Business Combination Agreement by the shareholders of Centricus and the satisfaction of the minimum trust account amount following any redemptions by Centricus’ public shareholders, (iv) the lack of a third-party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the business combination on the Company’s business relationships, operating results, and business generally, (vii) risks that the business combination disrupt current plans and operations of the Company, (viii) the outcome of any legal proceedings that may be instituted against the Company or against Centricus related to the Business Combination Agreement or the business combination, (ix) the ability to maintain the listing of Centricus’ securities on a national securities exchange, (x) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities, (xii) the potential inability of the Company to convert its pipeline or orders in backlog into revenue, (xiii) the potential inability of the Company to successfully deliver its operational technology which is still in development, (xiv) the potential delay of the commercial launch of the Company’s products, (xv) the risk of interruption or failure of the Company’s information technology and communications system and (xvi) the enforceability of the Company’s intellectual property.